August 26, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-197634

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2014, with respect to Registration Statement on Form S-1, File No. 333-197634, filed with the Commission on July 25, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1 filed July 25, 2014

General

1. You disclose in your filing that you are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012. It also appears the company has filed several Form S-8s such as on October 28, 2005 and March 16, 2005. Please clarify whether any sales were made under these Form S-8s and explain why you believe the company qualifies as an emerging growth company. Alternatively, please revise your filing. Please refer to Jumpstart Our Businesses Act Frequently Asked Question No. 2.

RESPONSE: The Company acknowledges the Staff’s comment and agrees that it does not qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012. The Company has revised the Registration Statement accordingly in response to this comment.

Securities and Exchange Commission

August 26, 2014

2. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering, it appears this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

RESPONSE: For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act.

As suggested, the Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer ... The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above factors in the analysis below. In the Company’s view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

Reorganization

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on December 17, 2013, on December 11, 2013, pursuant to an Agreement and Plan of Reorganization dated as of September 18, 2013 (the “Merger Agreement”), by and among Vision Global Solutions, Inc., n/k/a Eco-Stim Energy Solutions, Inc., FRI Merger Sub, Inc., a newly formed wholly owned Delaware subsidiary of the Company (“MergerCo”), and FracRock International, Inc., a privately held Delaware corporation (“FRI”), MergerCo merged with and into FRI, resulting in a change of control, with FRI surviving the merger as a wholly owned subsidiary of the Company (the “Merger”).

Securities and Exchange Commission

August 26, 2014

Private Placements

As of October 2013, FRI had 2,653,412 shares of common stock issued and outstanding. In October 2013 and November 2013, FRI sold 854,367 shares of its common stock in a private placement to 35 accredited investors. The offering was exempt from registration under the Securities Act in reliance on exemptions provided by Section 4(2) and Regulation D of the Securities Act. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of FRI’s common stock, par value $0.0001 per share, was converted into one share of the Company’s common stock, and each outstanding option to purchase shares of FRI common stock became an option to purchase the same number of shares of the Company’s common stock on the same terms (the “Convertible Shares”). All of FRI’s shareholders were accredited investors. Additionally, in connection with the Merger, convertible notes previously issued by an FRI predecessor of $1.0 million principal and accrued interest of approximately $63,000 were converted to 319,236 shares of the Company’s common stock (together with the Convertible Shares, the “Initial Shares”).

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on June 4, 2014, the Company entered into a Convertible Note Facility Agreement (the “Note Agreement”) with ACM Emerging Markets Master Fund I, L.P. (“ACM”) on May 28, 2014 (the “Closing Date”). The Note Agreement allows the Company to issue to ACM the Convertible Note with a maximum aggregate principal amount of $22 million, convertible into shares of the Company’s common stock at a price of $6.00 per share. On the Closing Date and as a condition precedent for the closing of the Note Agreement, the Company entered into an Option Agreement with ACM, under which ACM received the option, in ACM’s sole discretion, to purchase an aggregate of 1,333,333 shares of the Company’s common stock, at a price of $6.00 per share. Pursuant to the Note Agreement, ACM exercised this option on July 14, 2014, and the Company issued 1,333,333 shares of its common stock to ACM (the “Option Shares”).

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on July 30, 2014, the Company sold 383,734 shares of its common stock in a private placement to 17 accredited investors on July 24, 2014 (the “Private Placement Shares”). The offering was exempt from registration under the Securities Act in reliance on exemptions provided by Section 4(2) and Regulations D and S of the Securities Act.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 7,758,321 shares of the Company’s common stock to be registered for resale under the Registration Statement include (i) 133,424 shares outstanding immediately prior to the Merger owned by stockholders of Vision Global Solutions, Inc. (the “VIGS Shares”), (ii) 3,827,015 Initial Shares issued to the Selling Stockholders on December 11, 2013 in connection with the Merger, (iii) 1,333,333 Option Shares acquired by ACM on July 14, 2014, (iv) 383,734 Private Placement Shares acquired on July 24, 2014, (v) 3,500 shares purchased by the Company’s employees, former employees and family members of employees upon the exercise of options post-Merger, and (vi) 2,077,315 shares reserved for issuance (which is comprised of 100,000 common stock warrants issued to a lessor of equipment as an inducement to take credit risk on an early stage lessee and 1,977,315 common stock shares reserved for issuance to holders of notes under the Note Agreement, excluding 896,297 remaining options).

Thus, as of the date of this letter, the 133,424 VIGS Shares and the 3,827,015 Initial Shares have been held by certain Selling Stockholders for over eight months, the 3,500 shares issued upon the exercise of options post-Merger have been held by a Selling Stockholder for over six months, the 1,333,333 Option Shares have been held by a Selling Stockholder for over one month, and the 383,734 Private Placement Shares have been held by certain Selling Stockholders for over one month. Each of such issuances of common stock was made in a bona fide private placement transaction exempt from registration under Section 4(2) or Regulations D or S of the Securities Act.

Securities and Exchange Commission

August 26, 2014

The Company believes that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held the 133,424 VIGS Shares and the 3,827,015 Initial Shares for over eight months, the 3,500 shares issued upon the exercise of options post-Merger for over six months, the 1,333,333 Option Shares for over one month and the 383,734 Private Placement Shares for over one month. In addition, due to the historically limited trading volume in the Company’s common stock (average 3-month volume as of the date of this letter of less than 31 shares), the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, certain of the Selling Stockholders acquired their respective shares of the Company’s common stock in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) or Regulations D or S of the Securities Act.

In the applicable purchase agreement, each such Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the shares to any person, (iii) will not sell or otherwise dispose of any of the shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of its common stock. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Securities and Exchange Commission

August 26, 2014

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. None of the Selling Stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of August 26, 2014, the Company had 5,705,773 shares of common stock outstanding and 2,973,613 shares of common stock reserved for issuance (which is comprised of 100,000 common stock warrants issued to a lessor of equipment as an inducement to take credit risk on an early stage lessee, 1,977,315 common stock shares reserved for issuance to holders of notes under the Note Agreement and 896,297 remaining options). The shares being registered for resale under the Registration Statement include shares held by 97 separate stockholders. The number of shares being registered pursuant to the Registration Statement is 7,758,321, which represents approximately 89% of the Company’s shares outstanding and reserved for issuance as of August 26, 2014.

The Selling Stockholder with the largest number of shares to be registered in the Registration Statement, ACM, beneficially owns 3,310,648 shares of the Company’s common stock, representing approximately 38% of the common stock outstanding and reserved for issuance as of August 26, 2014.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from the Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 38% held by ACM. Moreover, the common stock covered by the Registration Statement consists of shares held by 97 separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. Other than Ramin J. Azar (who is the holder of 9,000, or less than 0.2%, of the outstanding shares of common stock of the Company), the Company is not aware of any Selling Stockholders being a broker-dealer or acting pursuant to an engagement with the Company. Furthermore, the Selling Stockholders have not, to our knowledge, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities to be registered pursuant to the Registration Statement. To our knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

Accordingly, we believe that none of the features commonly associated with acting as an underwriter are present.

Securities and Exchange Commission

August 26, 2014

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, we respectfully submit that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired their respective shares of the Company’s common stock over one month ago at a minimum, but more than eight months ago in some circumstances, each in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Company’s common stock. To our knowledge, the Selling Stockholders are comprised of 97 private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on our behalf with respect to the shares being registered for resale under the Registration Statement.

For the reasons described above, we respectfully submit to the Staff that the proposed resale of the shares of our Common Stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

ACM Financing, page 1

3. We note that the Convertible Note and ACM Option Agreement are convertible at $6.00 per share. Indicate the market price of your common stock on May 28, 2014.

RESPONSE: The market price for our common stock on May 28, 2014 was $6.50 per share. The Registration Statement has been revised to disclose this information in the Prospectus Summary of Amendment No. 1. Please see pages 1 and 45 of Amendment No. 1.

Selling Shareholders, page 62

4. Provide the information required by Item 507 of Regulation S-K for the selling stockholders. To the extent any of the selling shareholders are not natural persons, indicate the person(s) holding investment or investor power over those shares.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested in the “Selling Stockholders” section of Amendment No. 1 to provide the information required by Item 507 of Regulation S-K for the selling stockholders. To the extent any of the selling shareholders are not natural persons, the person(s) holding investment or investor power over those shares has been indicated in footnotes to the table in the “Selling Stockholders” section of Amendment No. 1. Please see page 59 of Amendment No. 1.

Securities and Exchange Commission

August 26, 2014

5. Disclose when or how the selling shareholders acquired, or may acquire, their shares.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure as requested in the “Selling Stockholders” section of Amendment No. 1 to indicate when or how the selling shareholders acquired, or may acquire, their shares. Please see pages 62 to 65 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 64

6. Please identify the natural persons who have sole or shared voting or investment control over the shares held by the entities listed in this table.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure in footnotes 3 and 7 to this table in the “Security Ownership of Certain Beneficial Owners and Management” section of Amendment No. 1 to identify the natural persons who have sole or shared voting or investment control over the shares held by the entities listed in this table. Please see page 67 of Amendment No. 1.

Signatures, page II-7

7. Please revise your filing to have your principal financial officer, controller or principal accounting officer and at least a majority of your board of directors sign your filing. Please see Instruction 1 to the Signatures section of Form S-1.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include the principal financial officer and a majority of the board of directors as signatories to Amendment No. 1.

Securities and Exchange Commission

August 26, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact William Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452 or Matthew Wiener of Vinson & Elkins L.L.P. at (713) 758-3268.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

	By:	/s/ Jon Christopher Boswell
	Name:	Jon Christopher Boswell
	Title:	Chief Executive Officer

Enclosures

cc:	Angie Kim (Securities and Exchange Commission)
Matt Wiener, Vinson & Elkins LLP